SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 1-9853
____________________________

EMC Corporation 401(k) Savings Plan
(Full title of the Plan)
EMC Corporation
(Name of issuer of the securities held pursuant to the Plan)
176 South Street, Hopkinton, Massachusetts 01748
(Address of principal executive office)

EMC Corporation 401(k) Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2015 and 2014

EMC Corporation 401(k) Savings Plan
Index to Financial Statements and Supplemental Schedules

*
Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2015 and December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2015 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) and the Schedule of Delinquent Participant Contributions are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 22, 2016

EMC Corporation 401(k) Savings Plan
Statements of Net Assets Available for Benefits
At December 31, 2015 and 2014

	2015	2014
Assets
Investments at fair value:
Common collective trusts (Note 2)	$1,998,017,982	$1,860,359,820
Mutual funds	2,079,382,869	2,012,091,524
EMC Stock Fund:
EMC Corporation common stock	98,215,985	113,189,934
Interest bearing cash	1,284,138	961,797
Total EMC Stock Fund	99,500,123	114,151,731
Total Investments	4,176,900,974	3,986,603,075

Receivables:
Employer contributions	44,081,271	—
Participant contributions	155,927	743,371
Notes from participants	51,493,224	48,245,145
Total Receivables	95,730,422	48,988,516

Net assets available for benefits	$4,272,631,396	$4,035,591,591

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2015

2015
Additions:
Net appreciation (depreciation) of investments	$(91,171,268)

Dividends and interest	109,996,488
Other income	499,817

Contributions:
Employer contributions	110,751,172
Participant contributions	319,601,828
Participant rollovers from other qualified plans	32,957,977
Total contributions	463,310,977

Total additions	482,636,014

Deductions:
Benefits paid to participants	(335,373,353)
Administrative expenses	(1,986,734)
Total deductions	(337,360,087)

Increase in net assets available for benefits prior to net transfers	145,275,927

Net transfers into the plan	91,763,878

Increase in net assets available for benefits	237,039,805

Net assets available for benefits:
Beginning of year	4,035,591,591

End of year	$4,272,631,396

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

1.    Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan’s summary description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company” or “EMC”). Plan assets acquired under the Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Retirement Plans Committee of the Company serves as the “Plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Eligibility

In general, all U.S. employees of the Company and certain affiliates are eligible to participate in the Plan, and may begin participation on the earliest administratively practicable payroll date following enrollment. The Plan includes an automatic enrollment feature for all new employees. The Plan also includes an automatic increase feature to which all automatically enrolled participants are subject and to which all other participants may elect to participate.

Contributions

During 2015 and 2014, participants could elect to contribute between 1% and 50% of their eligible compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Plan also allows for Roth elective deferrals. During 2015 and 2014, participants could elect to contribute between 1% and 50% of their eligible compensation on an after-tax basis, subject to certain limitations defined by the Plan. These contributions are designated as Roth elective deferral contributions by the participant. During 2015, the Plan was amended to allow for after-tax contributions, as well as, in-Plan Roth conversions of after-tax contributions.

The Company matches participants’ employee contributions, both pre-tax and Roth, up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is contributed in cash each bi-weekly pay period. In 2015, the Company amended the plan to add a supplemental matching contribution up to an additional $3,000 per year to be deposited into the EMC Stock Fund following the end of the calendar year. In February 2016, the Company contributed shares of EMC common stock with an aggregate value of $44,081,271 in conjunction with the supplemental matching contribution instituted during 2015.

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”). In addition to the general contribution limitations under the Code, participants age 50 or over or who attained age 50 by the end of the Plan year, are eligible to contribute up to an

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

additional $6,000 to the Plan in 2015 and $5,500 in 2014. These contributions may be pre-tax or Roth contributions.

Discretionary profit-sharing contributions may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary profit-sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2015, the Company did not make any discretionary profit-sharing contributions.

Transfers into the Plan

Net transfers into the Plan represent transfers from affiliated plans in connection with corporate actions. In December 2014, EMC acquired the controlling interest in VCE Company LLC (“VCE”).  On December 31, 2015, the VCE 401(k) Plan was merged into the Plan resulting in a transfer of assets of $89,521,230. Effective January 1, 2016, employees of VCE became eligible to participate in the Plan.  The employees’ number of years of service at VCE will be included in the calculation of number of years of continuous service for vesting of Company matching contributions.

Other Income

Other income represents revenue credits received from the Plan’s Trustee pursuant to the Company’s service agreement with the Trustee. These funds are meant to be used to cover certain fees and expenses and any unused amounts may be allocated to participant accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, an allocation of the profit sharing contributions, if applicable, and Plan earnings and the account is debited with applicable expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from time to time under the Plan for such purpose. On a daily basis, participants have the opportunity to give instructions to the Plan’s Trustee as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of employee contributions and no more than 30% of matching contributions may be invested in the EMC Stock Fund as determined at the time of allocation. Participants may direct that amounts held in the participant’s account be reallocated at any time provided that such reallocation would not result in more than 30% of the participant’s account being invested in the EMC Stock Fund as determined at the time of allocation. As of January 1, 2016, the limit of employee contributions and reallocations was reduced to 20% and the limit of matching contributions invested in the EMC Stock Fund was eliminated.

Vesting and Forfeiture

All participants are immediately vested 100% in their voluntary contributions, rollover contributions and the investment earnings arising from these contributions. All participants vest in Company matching contributions based on the number of years of continuous service as follows:

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

Years of Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2	33 1/3%
2 years but less than 3	66 2/3%
3 years or more	100%

Company profit-sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	—%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and non-forfeitable without regard to their credited years of service if they are employed by the Company on or after age 59½, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. If at any time prior to incurring a five-year period of severance the participant is reemployed by the Company, amounts previously forfeited shall be re-credited to the participant’s account. A participant who forfeits a portion of his or her account but is reemployed after the expiration of the five-year period of severance is not entitled to restoration of forfeited amounts. Upon termination, non-vested portions of a participant’s account are forfeited and applied first to the re-credit of accounts of participants reemployed within five years, then the payment of Plan expenses and then towards matching contributions. As of December 31, 2015 and 2014, the unallocated participant forfeiture balance was $1,223,490 and $188,864, respectively. During the Plan year, $2,061,281 of forfeitures were applied to the Company contributions or re-credited to participant accounts.

Payment of Benefits

Benefits are payable at age 59½, death, separation from service, or proven hardship in a lump-sum distribution. As of April 1, 2015, participants can elect to receive partial distributions and/or payment in installments. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70½, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70½ regardless of whether he or she has terminated employment at that time.

Notes from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates ranged from 3.25%-10% for the years ended December 31, 2015 and 2014. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment. Participant loans are classified as notes from participants in the statements of net assets available for benefits and are measured at their unpaid principal balance plus any accrued but unpaid interest. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan. In the event of Plan termination, participants will become 100% vested in their accounts.

Proposed Transaction with Denali

On October 12, 2015, EMC and Denali Holding Inc. (“Denali”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) under which a wholly owned subsidiary of Denali will be merged with and into EMC, with EMC continuing as a wholly owned subsidiary of Denali (the “Merger”). The transaction is expected to close in mid-2016, subject to certain conditions including EMC shareholder approval.

This Merger Agreement did not impact the Plan’s financial statements as of and for the years ended December 31, 2015 and 2014.  If the EMC Stock Fund remains in the Plan at the time of the Merger, all Plan participants having an interest in the EMC Stock Fund will receive an interest in cash and shares of common stock of Denali designated as Class V Common Stock pursuant to the terms of the Merger.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Recent Accounting Pronouncement

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). The standard

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

update eliminates the requirement for retirement plans to disclose (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation of investments by general type. Additionally, the standard update requires investments be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. The standard update is effective for fiscal years beginning after December 15, 2015 with early adoption permitted. The Plan’s financial statements reflect the early adoption, including the retrospective application, as allowed by the accounting standard. The adoption of the standard did not result in a material change to the presentation of the financial statements as a whole.

Investment Valuation and Income Recognition

All investments are recorded at fair value in the financial statements. For information related to the Plan’s valuation methodologies, see Note 3 of these financial statements.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains (losses), and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains (losses).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan

Certain administrative expenses, including legal and participant accounting, are charged to and paid by the Company. Certain other administrative expenses, such as Plan administration fees, are paid by the Plan. The Company, at its discretion, may choose to offset these fees with available revenue sharing payments.

Participant record-keeping fees are either paid by participants or are offset with revenue sharing payments and fees related to the administration of participant loans are deducted from the applicable participants’ accounts.

There are also certain fees incurred outside of the Plan that are reflected as a component of net appreciation in the fair value of the investments.

Payment of Benefits

Benefits are recorded when paid.

3.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, that may be used to measure fair value:

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities;

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. According to the hierarchy, each security was assigned a Level 1, 2, or 3 based on policy established by the Company.

Following is a description of the Plan’s valuation methodologies applied to all assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon valuation models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices and credit curves. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined above in the fair value hierarchy).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Assets and Liabilities

EMC Stock Fund
EMC Corporation common stock is valued daily at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy. Also included in the EMC Stock Fund is interest bearing cash, which is reported at fair value and is classified within Level 1 of the valuation hierarchy.

Common collective trusts
Common collective trusts are commingled pools of investments, not mutual funds, with the objective of preserving principal while earning interest income. Common collective trusts are valued at the net asset value representing the value of which shares may be purchased or redeemed. The beneficial interest in the net assets of the trust is represented by units. Issues and redemption of units are recorded, upon receipt of the unit holder’s instruction in good order and with any required advance written notice, based on the next determined net asset value per unit. Net asset value per unit is generally determined each business day. Common collective trusts are excluded from the valuation hierarchy.

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

The table below summarizes the fair value measurements of the investments in certain entities that calculate net asset value per share (or its equivalent) practical expedient as of December 31, 2015 and 2014.

As of December 31, 2015
Category of investment	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Stable value common collective trust funds	$142,078,025	N/A	Daily	1-3 days
Lifecycle common collective trust funds	772,463,653	N/A	Daily	1-3 days
Growth & value common collective trust funds	1,083,476,304	N/A	Daily	1-3 days
Total	$1,998,017,982

As of December 31, 2014
Category of investment	Fair value	Unfunded commitments	Redemption frequency (if currently eligible)	Redemption notice period
Stable value common collective trust funds	$134,728,758	N/A	Daily	1-3 days
Lifecycle common collective trust funds	642,427,684	N/A	Daily	1-3 days
Growth & value common collective trust funds	1,083,203,378	N/A	Daily	1-3 days
Total	$1,860,359,820

Registered investment companies (mutual funds)
These investments are public investment vehicles valued using the NAV provided by the administrator of the fund and calculated daily at the close of business on the New York Stock Exchange. The NAV is based on the value of the underlying asset owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Investments in mutual funds are classified within Level 1 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value as of December 31, 2015 and 2014, by caption on the statements of net assets available for benefits and valuation hierarchy (as described above). The Plan does not have any Level 2 or 3 investments.

As of December 31, 2015	Level 1	Total
Interest bearing cash	$1,284,138	$1,284,138
EMC Corporation common stock	98,215,985	98,215,985
Mutual funds	2,079,382,869	2,079,382,869
Common collective trusts	—	1,998,017,982
Total investments	$2,178,882,992	$4,176,900,974

EMC Corporation 401(k) Savings Plan
Notes to Financial Statements
For the Year Ended December 31, 2015

As of December 31, 2014	Level 1	Total
Interest bearing cash	$961,797	$961,797
EMC Corporation common stock	113,189,934	113,189,934
Mutual funds	2,012,091,524	2,012,091,524
Common collective trusts	—	1,860,359,820
Total investments	$2,126,243,255	$3,986,603,075

4.	Tax Status of the Plan

The Internal Revenue Service (“IRS”) has determined by a letter dated June 26, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

United States GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. There are currently no audits of the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

5.    Related Party Transactions

The Plan invests in common stock of the Company and transactions in this common stock are related party transactions. During the year ended December 31, 2015, the Plan purchased shares of the common stock at an aggregate value of $8,006,540, sold shares of the common stock at an aggregate value of $23,245,339 and reinvested $1,760,838 of dividends received from EMC common stock.

Certain Plan investments are shares of Fidelity sponsored mutual funds and collective trusts.  Fidelity is the Trustee as defined by the Plan and, therefore, these transactions and expenses qualify as exempt party-in-interest transactions.  Notes from participants also qualify as exempt party-in-interest transactions.

6.    Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.    Subsequent Events

Management has evaluated the events and transactions that have occurred through the date the financial statements were available to be issued, and, except for items disclosed in Note 1, noted no items requiring adjustment of the financial statements or additional disclosures.

EMC Corporation 401(k) Savings Plan
Form 5500, "Schedule H, line 4i - Schedule of Assets (Held at End of Year)"
December 31, 2015

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par or maturity value.	Units Held	Cost	Current Value
	Common Collective Trusts
*	Fidelity	Managed Income Portfolio Fund	139,979,005	**	139,979,005
*	Fidelity	Managed Income Portfolio Fund II	2,099,020	**	2,099,020
*	Fidelity	Contrafund Commingled Pool	51,509,419	**	598,024,354
*	Fidelity	Low Priced Stock Commingled Pool	15,479,449	**	167,178,046
*	Fidelity	Index Target Date Income Commingled Pool	929,552	**	11,405,600
*	Fidelity	Index Target Date 2005 Commingled Pool	140,544	**	1,798,958
*	Fidelity	Index Target Date 2010 Commingled Pool	855,492	**	11,540,582
*	Fidelity	Index Target Date 2015 Commingled Pool	1,615,912	**	21,669,381
*	Fidelity	Index Target Date 2020 Commingled Pool	7,050,221	**	92,428,404
*	Fidelity	Index Target Date 2025 Commingled Pool	7,212,468	**	98,305,939
*	Fidelity	Index Target Date 2030 Commingled Pool	11,292,394	**	147,817,434
*	Fidelity	Index Target Date 2035 Commingled Pool	8,765,905	**	117,375,465
*	Fidelity	Index Target Date 2040 Commingled Pool	8,224,450	**	109,138,452
*	Fidelity	Index Target Date 2045 Commingled Pool	5,361,852	**	71,634,339
*	Fidelity	Index Target Date 2050 Commingled Pool	4,713,049	**	62,495,029
*	Fidelity	Index Target Date 2055 Commingled Pool	1,973,113	**	26,854,071
	T. Rowe Price	U.S. Value Equity Trust	17,086,022	**	304,472,912
	BlackRock	Index Non-Lendable Fund	392,159	**	4,889,051
	BlackRock	U.S. Debt Index Non-Lendable Fund	811,320	**	8,911,940
		Total Common Collective Trusts			1,998,017,982
	Mutual Funds
*	Fidelity	Puritan Fund	7,191,095	**	146,051,133
*	Fidelity	Institutional Money Market Fund	154,307,268	**	154,307,268
*	Fidelity	Spartan Extended Market Index Advantage	1,514,262	**	76,015,954
*	Fidelity	Spartan 500 Index Institutional Advantage Fund	4,245,669	**	304,839,034
*	Fidelity	Small-Cap Institutional Fund	8,097,673	**	125,190,022
	American	Europacific Growth Fund	4,485,171	**	203,267,951
	American	Washington Mutual Investors Fund	2,736,607	**	105,222,531
	T. Rowe Price	Mid-Cap Growth Fund	8,923,445	**	387,277,518
	Pimco	Total Return Fund	18,373,804	**	185,024,203
	Pimco	High Yield Fund	11,122,309	**	91,870,274
	Franklin Templeton	Foreign Fund	3,620,758	**	68,975,449
	Goldman Sachs	Mid-Cap Value Fund	3,856,608	**	128,077,953
	Vanguard	REIT Index Fund	5,904,150	**	103,263,579
		Total Mutual Funds			2,079,382,869
*	EMC Corporation	Common Stock	3,824,610	**	98,215,985
*	EMC Corporation	Interest Bearing Cash	1,284,138	**	1,284,138
		Total EMC Stock Fund			99,500,123
*	Participants	Participant loans (interest rate range: 3.25%-9.50%)		**	51,493,224
		Total			$4,228,394,198

*	Party-in-interest.

**	Cost information is not required for participant directed investments and, therefore, is not included.

EMC Corporation 401(k) Savings Plan
Form 5500, "Schedule H, line 4a - Schedule of Delinquent Participant Contributions"
Year Ended December 31, 2015

Participant Contributions Transferred Late to Plan, including Late Participant Loan Repayments*	Total that Constitute Non-exempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$1,340.54	None	$1,340.54	N/A	N/A

*
The failure to remit participant contributions for the 2015 plan year as reported in Schedule H of Form 5500 involved one payroll on December 30, 2014. The delinquent contribution was fully corrected on March 3, 2015 with a contribution of $1,340.54 and $5.74 in earnings which was allocated to impacted participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

By:	EMC Corporation Retirement Plans Committee, Plan Administrator

By:	/s/ Paul T. Dacier
Paul T. Dacier
Chair of the EMC Corporation Retirement Plans Committee
Date:    June 23, 2016

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm